

SECU[illegible] 05041364 [illegible]SION

SO 3/29/05

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ANNUAL AUDITED REPORT FORM X-17A-5(A) PART III

Revised

SEC FILE NUMBER
8- 53071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Persimmon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 West Germantown Pike, Suite 270
(No. and Street)

Plymouth Meeting	PA	19462
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher M. Carpenter 610-834-8910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte and Touche, LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street	Philadelphia	PA	19103-3984
(Address)	(City)	(State)	(Zip Code)



RECEIVED
MAR 28 2005
183
WASH, D.C.
PROCESSING SECTION

PROCESSED
APR 15 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher M. Carpenter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Persimmon Securities, Inc., as of February 24, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Sr. Vice President/Chief Operations Officer

Title



Notary Public



COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Amy B. Rau, Notary Public
Plymouth Twp., Montgomery County
My Commission Expires Dec. 8, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Persimmon Securities, Inc.
(SEC I.D. No. 8-53071)


SEC MAIL PROCESSING
MAR 18 2005
WASH, D.C.
183
SECTION

Independent Auditors' Report and
Supplemental Report on Internal Control

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2004

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

This report is revised as of March 17, 2005 and supercedes the previously issued report as of February 24, 2005.

Persimmon Securities, Inc.

Financial Statements

For the Year ended December 31, 2004

Contents

Deloitte

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Persimmon Securities, Inc.

We have audited the following financial statements of Persimmon Securities, Inc., (the "Company") for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2004, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2005

Persimmon Securities, Inc.

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	357,253
Clearing deposit		50,066
Accounts receivable		34,942
Other assets		17,796
Total assets	$	460,057
Liabilities and stockholder's equity		
Liabilities:		
Other liabilities	$	68,244
Total liabilities		68,244
Stockholder's equity:		
Common stock, $0 par value, 100 shares authorized; 43.5 shares issued and outstanding		-
Additional paid-in capital		420,643
Accumulated Deficit		(28,830)
Total stockholder's equity		391,813
Total liabilities and stockholder's equity	$	460,057

The accompanying notes are an integral part of these financial statements.

Persimmon Securities, Inc.

Statement of Income

For the Year Ended December 31, 2004

Income:		
Commissions income	$	81,238
Asset-based fee income		209,633
Interest income		44,971
Total income		335,842
Expenses:		
Clearing fees		260,550
Office and equipment rental		26,102
Licenses and permits		16,741
Insurance		4,464
Professional fees		82,086
Miscellaneous		3,648
Total expenses		393,591
Loss before income tax benefit		(57,749)
Income tax benefit		23,962
Net loss	$	(33,787)

The accompanying notes are an integral part of these financial statements.

Persimmon Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2004

	Common Stock		Additional Paid-in Capital	Retained Earnings / (Accumulated Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2004	33.5	$ -	$ 320,643	$ 4,957	$ 325,600
Net loss	-	-	-	(33,787)	(33,787)
Capital infusion	10.0	-	100,000	-	100,000
Balances at December 31, 2004	43.5	$ -	$ 420,643	$ (28,830)	$ 391,813

The accompanying notes are an integral part of these financial statements.

Persimmon Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2004

Cash flows from operating activities:

Net loss		$ (33,787)
Adjustments to reconcile net loss to net cash used by operating activities:		
Prior period adjustment		7,507
Changes in assets and liabilities:		
Increase in accounts receivable	$ (24,093)	
Increase in clearing deposit	(58)	
Increase in other assets	(17,796)	
Increase in other liabilities	47,312	
Total adjustments		5,365
Net cash used by operating activities		(20,915)

Cash flows from financing activities:

Capital infusion from parent	100,000
Net cash provided from financing activities	100,000
Net increase in cash and cash equivalents	79,085
Cash and cash equivalents at beginning of year	278,168
Cash and cash equivalents at end of year	$ 357,253
Supplemental cash flows disclosure:	
Income tax payments	$ 4,300
Income tax refunds	$ (37,766)

The accompanying notes are an integral part of these financial statements.

Persimmon Securities, Inc.

Notes to Financial Statements

December 31, 2004

1. Organization

Persimmon Securities, Inc. (the "Company"), a Delaware corporation, incorporated September 21, 2000, is a wholly-owned subsidiary of ADVISORport, Inc. ("ADVISORport") and is dependent on ADVISORport for placement of brokerage accounts. ADVISORport was acquired by PFPC Worldwide Inc. (the "Parent") on October 23, 2003 in a cash transaction. PFPC Worldwide Inc. is an indirect, wholly-owned subsidiary of The PNC Financial Services Group, Inc. ("PNC" or the "Corp."), a publicly traded company.

The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission ("SEC"), pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company has a fully disclosed clearing arrangement with First Clearing, LLC ("First Clearing"). The agreement includes a financial covenant for the Company to maintain, at all times, at least $75,000 in excess of the net capital required in accordance with Rule 15c-3-1 for an introducing firm. The Company has complied with this covenant at all times during the year ended December 31, 2004.

The Company's business includes acting as an introducing broker for accounts wishing to custody securities and execute trades primarily under a market value based asset fee structure. Certain accounts use a transaction based fee arrangement. These accounts are referred to the Company as part of the services offered by ADVISORport.

2. Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held at major financial institutions. The Company's funds in its bank accounts at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management does not consider the excess funds to be at risk.

Accounts Receivable - Accounts receivable includes amounts due from fund distributors for services provided as an agent for the funds.

Leases – The Company currently leases office space from ADVISORport as part of an facilities and services agreement. The agreement can be canceled with 30 days notice. Total expense for 2004 was $1,000 and is recorded in "Miscellaneous Expenses" on the Statement of Income.

2. Summary of Significant Accounting Policies (continued)

Commissions – Commissions and related clearing expenses are recognized on a trade-date basis as securities transactions occur.

Asset-Based Fee Income – Asset-based fees for existing accounts are received quarterly based on the market value of the underlying accounts and recognized as earned. Asset-based fees for new accounts are received in the month subsequent to opening based on the market value of the assets received.

Interest Income - Interest income includes income earned on cash and cash equivalents as well as rebates credited on client money market balances and are recognized when earned.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates.

Fair Value of Financial Instruments -Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may be approximated using the carrying amount of such financial instruments.

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the Statement of Financial Condition to be reasonable estimates of fair value.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital of $344,414, which was $337,590 in excess of the required net capital of $50,000. The Company's resulting ratio of aggregate indebtedness to net capital was .20 to 1.

Proprietary accounts held at a clearing broker ("PAIB") are considered allowable assets in the net capital computation. Pursuant to an agreement between the Company and First Clearing, LLC ("First Clearing"), First Clearing is required to perform a computation for PAIB assets similar to the customer reserve computation.

4. Income Taxes

The Company is a participant in a master tax sharing agreement with the Corp. Federal income taxes represent an agreed upon allocation from the Corp. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability, computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in current taxes otherwise payable by the group.

The operating results of the Company are included in the consolidated U.S. Federal income tax returns of the Corp. and its subsidiaries. For state and local income tax purposes, the Company files separate company returns.

4. Income Taxes (continued)

The income tax expense included in the statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2004	
Current:	
Federal	$(18,504)
State	-
Total current	(18,504)
Deferred:	
Federal	311
State	(5,769)
Total deferred	(5,458)
Total income tax benefit	$(23,962)

At December 31, 2004, the Company had the following deferred tax asset:

At December 31, 2004	
Federal	$84
State	7,567
Total deferred tax asset	$7,651

The provision for federal income taxes is different from the amount that would be provided by applying the federal statutory income tax rate to income before income taxes, primarily as a result of state and local income taxes.

5. Related Party Transactions

As described above, substantially all of the Company's revenue ($335,842) for the year ended December 31, 2004 is derived from assets held by the clients of ADVISORport. Certain Company clients are also clients of Persimmon Capital Management, a related party registered investment advisor.

5. Related Party Transactions (continued)

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with ADVISORport, which is under common control of the Corp. Accordingly, the Company has been charged for such shared costs. ADVISORport, the Parent, the Corp., and certain other affiliates provide administrative, legal, human resource, and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2005, these allocations totaled $5,464, $1,000 of which is included in "Miscellaneous" Expense and $4,464 of which is recorded as "Insurance" in the statement of income. At December 31, 2004, amounts payable to ADVISORport totaled $43,318, which is included in "Other Liabilities" in the Statement of Financial Condition.

In April 2004, there was a capital infusion of $100,000 from ADVISORport.

Income taxes payable of $8,517 as of December 31, 2004 are included on the statement of financial condition as part of "Other Liabilities" and are an intercompany payable. For the year ended December 31, 2004, income tax payments of $4,300 were made to the Corp. and Trust Co. and income tax refunds of $37,766 were received from the Corp. and Trust Co.

6. Adjustment of Retained Earnings

Certain adjustments have been made to Beginning Retained Earnings as of January 1, 2004 to appropriately reflect the prepayment of regulatory fees.

Beginning Retained Earnings before the adjustment	$(2,550)
Adjustment to reflect the prepayment of regulatory fees	7,507
Beginning Retained Earnings as adjusted	$ 4,957

Persimmon Securities, Inc.

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2004

	Per audited Financial Statements	Per FOCUS filing	Difference
Net Capital:			
Stockholder's equity	$ 391,813	$ 390,697	$ 1,116
Deduction for nonallowable assets:			
Accounts receivable	5,405	5,405	0
Other assets	41,994	41,994	0
Net capital	$ 344,414	$ 343,298	$ 1,116
Aggregate Indebtedness:			
Total aggregate indebtedness	$ 68,244	$ 69,360	$ (1,116)
Computation of Basic Net Capital Requirement:			
Minimum net capital required (greater of 6 2/3% of agreggate indebtedness or $50,000)	$ 50,000	$ 50,000	$ 0
Net capital in excess of required minimum	$ 294,414	$ 293,298	$ 1,116
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)	$ 337,590	$ 336,362	$ 1,228
Ratio of aggregate indebtedness to net capital	.20 to 1	.20 to 1	-

Statement Pursuant to SEC Rule 17a-5(d)(4)

The Company filed their December 31, 2004 quarterly FOCUS report on January 26, 2005 reflecting shareholder's equity of $390,697 and aggregate indebtedness of $69,360. In February 2005, the Company adjusted stockholder's equity and accounts payable to appropriately reflect income taxes payable as of December 31, 2004.

Persimmon Securities, Inc.

Computation for Determination of Reserve Requirement under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3.

December 31, 2004

The Company has elected the exemption under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission, which requires that the Company clear all transactions with a clearing broker or dealer on a fully disclosed basis. At December 31, 2004, the Company held no customer funds and had no required deposit.

Deloitte

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA
Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 24, 2005

Persimmon Securities, Inc.
620 W. Germantown Pike, Suite 270
Plymouth Meeting, PA 19462

In planning and performing our audit of the financial statements of Persimmon Securities, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 24, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

